# Federal Income Tax Summary

**Climate Action Now** 85-2342533

| | 2022 | 2021 | Diff |
|---|---|---|---|
| **INCOME** | | | |
| Gross receipts less returns/allowance | 626,127 | 297,843 | 328,284 |
| Gross Profit | 626,127 | 0 | 626,127 |
| Total income | 626,127 | 297,843 | 328,284 |
| **DEDUCTIONS** | | | |
| Salaries/wages less employment credits | 483,955 | 618,301 | -134,346 |
| Taxes and licenses | 36,386 | 49,037 | -12,651 |
| Interest | 42,585 | 36,632 | 5,953 |
| Contributions | 87 | 0 | 87 |
| Pension, profit-sharing, etc. plans | 18,549 | 0 | 18,549 |
| Other deductions | 17,714 | 53,262 | -35,548 |
| Total deductions | 599,276 | 757,232 | -157,956 |
| **TAXABLE INCOME** | | | |
| Taxable income (line 28) | 26,851 | -459,389 | 486,240 |
| Less net operating loss deduction | 21,481 | 0 | 21,481 |
| Taxable income | 5,370 | -459,389 | 464,759 |
| **TAX COMPUTATION** | | | |
| Income tax | 1,128 | 0 | 1,128 |
| Less general business credit | 1,128 | 0 | 1,128 |
| Total tax | 0 | 0 | 0 |
| **PAYMENTS AND CREDITS** | | | |
| Total payments and credits | 0 | 0 | 0 |
| **REFUND OR AMOUNT DUE** | | | |
| Overpayment | 0 | 0 | 0 |
| Tax due | 0 | 0 | 0 |
| **SCHEDULE L** | | | |
| Beginning Assets | 39,639 | 0 | 39,639 |
| Beginning Liabilities & Equity | 39,639 | 0 | 39,639 |
| Ending Assets | 109,317 | 0 | 109,317 |
| Ending Liabilities & Equity | 109,317 | 0 | 109,317 |
| **TAX RATES** | | | |
| Marginal tax rate | 21.0% | 0.0% | 21.0% |

**ENDING ASSETS**

| | | |
|---|---:|---:|
| Cash | | 7,357 |
| Accounts receivable | 101,960 | |
| Less: Allowance for bad debts | (0) | 101,960 |
| Total Assets | | 109,317 |

**ENDING LIABILITIES & EQUITY**

| | | |
|---|---:|---:|
| Other current liabilities | | 84,000 |
| Long term notes payable | | 709,757 |
| Unappropriated retained earnings | | -684,440 |
| Total Liabilities and Equity | | 109,317 |

**CALIFORNIA SUMMARY**
Net income (loss) before state adj............................................................... 26,851

**CALIFORNIA ADJUSTMENTS**
California additions............................................................................. 1,953
California subtractions........................................................................ 87

**STATE INCOME (LOSS)**
Net income before NOL........................................................................... 28,717
Net operating loss carryover deduction......................................................... 28,717
Net income for tax purposes.................................................................... 0

**TAX COMPUTATION**
Tax............................................................................................ 800
Less credits.................................................................................. 0
Balance....................................................................................... 800

Total tax..................................................................................... 800

**PAYMENTS**
Estimated tax payments........................................................................ 800

Total payments................................................................................ 800

**REFUND OR AMOUNT DUE**
Penalties and interest........................................................................ 0

Tax due....................................................................................... 0

**TAX RATES**
Marginal tax rate............................................................................. 8.84%

| 2022 | General Information | Page 1 |
|------|---------------------|--------|

**Climate Action Now**            **85-2342533**

---

**Forms needed for this return**

```
Federal:    1120, Sch G, 3800, 8879-CORP
California: 100, 3805Q, 8453-C
```

---

**Tax Rates**

|  | Marginal | Effective |
|------------|----------|-----------|
| Federal | 21% | 0% |
| California | 8.84% | 0% |

---

**Carryovers to 2023**

Federal Carryovers

| | |
|---|---|
| Research Credit (Form 3800, Pt III, Line 1) | 37,273. |
| Net Operating Loss | 690,544. |

California Carryovers

| | |
|---|---|
| General Net Operating Loss | 682,508. |
| AMT Net Operating Loss | 685,380. |

---

**Estimates**

**California Estimates**

| | Estimate | Overpayment | Balance |
|----------|----------|-------------|---------|
| 4/18/23 | 800. | 0. | 800. |
| 6/15/23 | 0. | 0. | 0. |
| 9/15/23 | 0. | 0. | 0. |
| 12/15/23 | 0. | 0. | 0. |
| Total | $ 800. | $ 0. | $ 800. |

| Form **8879-CORP** | **E-file Authorization for Corporations** | |
|---|---|---|
| (December 2022) | For calendar year 20 **22**, or tax year beginning _____, 20___, ending _____, 20___ | OMB No. 1545-0123 |
| Department of the Treasury Internal Revenue Service | **Use for efile authorizations for Form 1120, 1120-F or 1120S.** **Do not send to the IRS. Keep for your records.** **Go to www.irs.gov/Form8879CORP for the latest information.** | |

| Name of corporation | Employer identification number |
|---|---|
| Climate Action Now | 85-2342533 |

## Part I — Information (Whole dollars only)

| | | |
|---|---|---|
| **1** Total income (Form 1120, line 11) .................................................. | **1** | 626,127. |
| **2** Total income (Form 1120-F, Section II, line 11) ................................ | **2** | |
| **3** Total income (loss) (Form 1120-S, line 6) ....................................... | **3** | |

## Part II — Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's electronic income tax return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgment of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

**Officer's PIN: check one box only**

[X] I authorize __Koehler & Associates, CPA's__ to enter my PIN __20986__ as my signature
                                  **ERO firm name**                                               **do not enter all zeros**
on the corporation's electronically filed income tax return.

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's electronically filed income tax return.

          **DocuSigned by:**

Officer's signature ✗ _Brett Walter_      Date ✗ 3/3/2023     Title __President__
           F43FDDD4CD604B9...

## Part III — Certification and Authentication

**ERO's EFIN/PIN.** Enter your six-digit EFIN followed by your five-digit self-selected PIN ................................... __77532995148__
                                                                      **do not enter all zeros**

I certify that the above numeric entry is my PIN, which is my signature on the electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112**, IRS *e-file* Application and Participation, and **Pub. 4163**, Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature _David R. Koehler_          Date __2/16/23__

**ERO Must Retain This Form — See Instructions**
**Do Not Submit This Form to the IRS Unless Requested To Do So**

**BAA For Paperwork Reduction Act Notice, see instructions.**      CPCA9401L 01/04/23      Form **8879-CORP** (12-2022)

| Form **1120** | **U.S. Corporation Income Tax Return** | OMB No. 1545-0123 |
|---|---|---|
| Department of the Treasury Internal Revenue Service | **For calendar year 2022 or tax year beginning _____ , 2022, ending _____ , _____**<br>**Go to www.irs.gov/Form1120 for instructions and the latest information.** | **2022** |

**A** Check if:

| | | | | | | **B** Employer identification number |
|---|---|---|---|---|---|---|
| **1a** Consolidated return (attach Form 851) ☐ | **TYPE OR PRINT** | Climate Action Now<br>2995 Woodside Road #400-401<br>Woodside, CA 94062-0634 | | | | 85-2342533 |
| **b** Life/nonlife consolidated return ☐ | | | | | | **C** Date incorporated |
| **2** Personal holding co. (attach Sch. PH) ☐ | | | | | | 7/17/2020 |
| **3** Personal service corp. (see instrs) ☐ | | | | | | **D** Total assets (see instructions) |
| | | | | | | $ 109,317. |

**4** Schedule M-3 attached ☐   **E**   Check if:   **(1)** ☐ Initial return   **(2)** ☐ Final return   **(3)** ☐ Name change   **(4)** ☐ Address change

| | | | | |
|---|---|---|---|---|
| **I N C O M E** | **1a** Gross receipts or sales | **1a** | 626,127. | |
| | **b** Returns and allowances | **1b** | | |
| | **c** Balance. Subtract line 1b from line 1a | | **1c** | 626,127. |
| | **2** Cost of goods sold (attach Form 1125-A) | | **2** | |
| | **3** Gross profit. Subtract line 2 from line 1c | | **3** | 626,127. |
| | **4** Dividends and inclusions (Schedule C, line 23) | | **4** | |
| | **5** Interest | | **5** | |
| | **6** Gross rents | | **6** | |
| | **7** Gross royalties | | **7** | |
| | **8** Capital gain net income (attach Schedule D (Form 1120)) | | **8** | |
| | **9** Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797) | | **9** | |
| | **10** Other income (see instructions — attach statement) | | **10** | |
| | **11** **Total income.** Add lines 3 through 10 | | **11** | 626,127. |
| **DEDUCTIONS (SEE INSTRUCTIONS) FOR LIMITATIONS ON DEDUCTIONS** | **12** Compensation of officers (see instructions — attach Form 1125-E) | | **12** | |
| | **13** Salaries and wages (less employment credits) | | **13** | 483,955. |
| | **14** Repairs and maintenance | | **14** | |
| | **15** Bad debts | | **15** | |
| | **16** Rents | | **16** | |
| | **17** Taxes and licenses. See Statement 1 | | **17** | 36,386. |
| | **18** Interest (see instructions) | | **18** | 42,585. |
| | **19** Charitable contributions | | **19** | 87. |
| | **20** Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562) | | **20** | |
| | **21** Depletion | | **21** | |
| | **22** Advertising | | **22** | |
| | **23** Pension, profit-sharing, etc., plans | | **23** | 18,549. |
| | **24** Employee benefit programs | | **24** | |
| | **25** Reserved for future use | | **25** | |
| | **26** Other deductions (attach statement) See Statement 2 | | **26** | 17,714. |
| | **27** **Total deductions.** Add lines 12 through 26 | | **27** | 599,276. |
| | **28** Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11 | | **28** | 26,851. |
| | **29a** Net operating loss deduction (see instructions) See St 3 | **29a** | 21,481. | |
| | **b** Special deductions (Schedule C, line 24) | **29b** | | |
| | **c** Add lines 29a and 29b | | **29c** | 21,481. |
| **TAX, REFUNDABLE CREDITS, AND PAYMENTS** | **30** **Taxable income.** Subtract line 29c from line 28. See instructions | | **30** | 5,370. |
| | **31** Total tax (Schedule J, Part I, line 11) | | **31** | 0. |
| | **32** Reserved for future use | | **32** | |
| | **33** Total payments and credits (Schedule J, Part III, line 23) | | **33** | 0. |
| | **34** Estimated tax penalty. See instructions. Check if Form 2220 is attached ☐ | | **34** | |
| | **35** **Amount owed.** If line 33 is smaller than the total of lines 31 and 34, enter amount owed | | **35** | 0. |
| | **36** **Overpayment.** If line 33 is larger than the total of lines 31 and 34, enter amount overpaid | | **36** | |
| | **37** Enter amount from line 36 you want: **Credited to 2023 estimated tax** _____ **Refunded** | | **37** | |

**Sign Here**

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

| Signature of officer | Date | President<br>Title | May the IRS discuss this return with the preparer shown below? See instructions.<br>☒ Yes   ☐ No |
|---|---|---|---|

**Paid Preparer Use Only**

| Print/Type preparer's name | Preparer's signature | Date | Check ☐ if self-employed | PTIN |
|---|---|---|---|---|
| David R. Koehler, CPA | | | | P00027310 |
| Firm's name | Koehler & Associates, CPA's | | Firm's EIN | 46-4393335 |
| Firm's address | 1541 The Alameda | | | |
| | San Jose, CA 95126 | | Phone no. | 408-286-7400 |

**BAA  For Paperwork Reduction Act Notice, see separate instructions.**                                    Form **1120** (2022)

CPCA0205  10/04/22

Form 1120 (2022)   Climate Action Now                                          85-2342533                        Page **2**

| Schedule C | **Dividends, Inclusions, and Special Deductions** (see instructions) | **(a)** Dividends and inclusions | **(b)** Percentage | **(c)** Special deductions **(a)** x **(b)** |
|---|---|---|---|---|
| 1 | Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . |  | 50 |  |
| 2 | Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . |  | 65 |  |
| 3 | Dividends on certain debt-financed stock of domestic and foreign corporations. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . |  | See instructions |  |
| 4 | Dividends on certain preferred stock of less-than-20%-owned public utilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . |  | 23.3 |  |
| 5 | Dividends on certain preferred stock of 20%-or-more-owned public utilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . |  | 26.7 |  |
| 6 | Dividends from less-than-20%-owned foreign corporations and certain FSCs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . |  | 50 |  |
| 7 | Dividends from 20%-or-more-owned foreign corporations and certain FSCs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . |  | 65 |  |
| 8 | Dividends from wholly owned foreign subsidiaries. . . . . . . . . . . . . . . . . |  | 100 |  |
| 9 | **Subtotal.** Add lines 1 through 8. See instructions for limitations. . . . . |  | See instructions |  |
| 10 | Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . |  | 100 |  |
| 11 | Dividends from affiliated group members. . . . . . . . . . . . . . . . . . . . . . . . |  | 100 |  |
| 12 | Dividends from certain FSCs. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . |  | 100 |  |
| 13 | Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . |  | 100 |  |
| 14 | Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends). . . . . . . . . . . . . . . . . . . . |  |  |  |
| 15 | Reserved for future use . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . |  |  |  |
| 16a | Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions) . . . . . . |  | 100 |  |
| b | Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions). . . . . . . . . . . . . . |  |  |  |
| c | Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions). . . . . . . . . . . . |  |  |  |
| 17 | Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . |  |  |  |
| 18 | Gross-up for foreign taxes deemed paid. . . . . . . . . . . . . . . . . . . . . . . . |  |  |  |
| 19 | IC-DISC and former DISC dividends not included on line 1, 2, or 3 . . |  |  |  |
| 20 | Other dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . |  |  |  |
| 21 | Deduction for dividends paid on certain preferred stock of public utilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . |  |  |  |
| 22 | Section 250 deduction (attach Form 8993). . . . . . . . . . . . . . . . . . . . . . |  |  |  |
| 23 | **Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . |  |  |  |
| 24 | **Total special deductions.** Add column (c) lines 9 through 22. Enter here and on page 1, line 29b. . . . . . . . . . . . . . . . . |  |  |  |

Form **1120** (2022)

CPCA0212  10/04/22

## Schedule J   Tax Computation and Payment (see instructions)

### Part I — Tax Computation

| | | | |
|---|---|---|---:|
| 1 | Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ☐ | | |
| 2 | Income tax. See instructions | **2** | 1,128. |
| 3 | Base erosion minimum tax amount (attach Form 8991) | **3** | |
| 4 | Add lines 2 and 3 | **4** | 1,128. |
| **5a** | Foreign tax credit (attach Form 1118) | **5a** | |
| **b** | Credit from Form 8834 (see instructions) | **5b** | |
| **c** | General business credit (attach Form 3800) | **5c** | 1,128. |
| **d** | Credit for prior year minimum tax (attach Form 8827) | **5d** | |
| **e** | Bond credits from Form 8912 | **5e** | |
| 6 | **Total credits.** Add lines 5a through 5e | **6** | 1,128. |
| 7 | Subtract line 6 from line 4 | **7** | 0. |
| 8 | Personal holding company tax (attach Schedule PH (Form 1120)) | **8** | |
| **9a** | Recapture of investment credit (attach Form 4255) | **9a** | |
| **b** | Recapture of low-income housing credit (attach Form 8611) | **9b** | |
| **c** | Interest due under the look-back method — completed long-term contracts (attach Form 8697) | **9c** | |
| **d** | Interest due under the look-back method — income forecast method (attach Form 8866) | **9d** | |
| **e** | Alternative tax on qualifying shipping activities (attach Form 8902) | **9e** | |
| **f** | Interest/tax due under section 453A(c) and/or section 453(l) | **9f** | |
| **g** | Other (see instructions — attach statement) | **9g** | |
| 10 | **Total.** Add lines 9a through 9g | **10** | |
| 11 | **Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31 | **11** | 0. |

### Part II — Reserved for Future Use

| | | | |
|---|---|---|---|
| 12 | Reserved for future use | **12** | |

### Part III — Payments and Refundable Credits

| | | | |
|---|---|---|---:|
| 13 | 2021 overpayment credited to 2022 | **13** | |
| 14 | 2022 estimated tax payments | **14** | |
| 15 | 2022 refund applied for on Form 4466 | **15** | ( ) |
| 16 | Combine lines 13, 14, and 15 | **16** | 0. |
| 17 | Tax deposited with Form 7004 | **17** | |
| 18 | Withholding (see instructions) | **18** | |
| 19 | **Total payments.** Add lines 16, 17, and 18 | **19** | 0. |
| 20 | Refundable credits from: | | |
| **a** | Form 2439 | **20a** | |
| **b** | Form 4136 | **20b** | |
| **c** | Reserved for future use | **20c** | |
| **d** | Other (attach statement — see instructions) | **20d** | |
| 21 | **Total credits.** Add lines 20a through 20d | **21** | |
| 22 | Reserved for future use | **22** | |
| 23 | **Total payments and credits.** Add lines 19 and 21. Enter here and on page 1, line 33 | **23** | 0. |

Form **1120** (2022)

CPCA0234   10/05/22

Form 1120 (2022)   Climate Action Now                    85-2342533              Page **4**

| **Schedule K** | **Other Information** (see instructions) | | **Yes** | **No** |
|---|---|---|---|---|

**1** Check accounting method: **a** ☐ Cash   **b** ☒ Accrual   **c** ☐ Other (specify) _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

**2** See the instructions and enter the:

**a** Business activity code no. 541511 _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

**b** Business activity  Software Development _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

**c** Product or service  Technology Platform _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

**3** Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   | | X

If "Yes," enter name and EIN of the parent corporation _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

**4** At the end of the tax year:

**a** Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G). . . . . . . . . . .   | | X

**b** Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G). . . . . . .   | X |

**5** At the end of the tax year, did the corporation:

**a** Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   | | X

If "Yes," complete (i) through (iv) below.

| **(i)** Name of Corporation | **(ii)** Employer Identification Number (if any) | **(iii)** Country of Incorporation | **(iv)** Percentage Owned in Voting Stock |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |

**b** Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   | | X

If "Yes," complete (i) through (iv) below.

| **(i)** Name of Entity | **(ii)** Employer Identification Number (if any) | **(iii)** Country of Organization | **(iv)** Maximum Percentage Owned in Profit, Loss, or Capital |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |

**6** During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316. . . . . . . . . . . . . . . . . . . . . . .   | | X

If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452.

If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.

**7** At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? For rules of attribution, see section 318. If "Yes," enter:   | | X

**(a)** Percentage owned _ _ _ _ _ _ _ _   and **(b)** Owner's country _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

**(c)** The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached _ _ _ _ _ _ _ _ _ _ _ _ _ _

**8** Check this box if the corporation issued publicly offered debt instruments with original issue discount. . . . . . . . . . . . . . . . . . .   ☐

If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.

**9** Enter the amount of tax-exempt interest received or accrued during the tax year $ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ None

**10** Enter the number of shareholders at the end of the tax year (if 100 or fewer) 1 _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

**11** If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions). . . . . . . . . . . . . . . . . . . . . .   ☐

If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.

**12** Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $       712,025.

Form **1120** (2022)

**Schedule K** **Other Information** *(continued from page 4)*

| | | Yes | No |
|---|---|---|---|
| 13 | Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000? | | X |
| | If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year $ | | |
| 14 | Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions | | X |
| | If "Yes," complete and attach Schedule UTP. | | |
| 15a | Did the corporation make any payments in 2022 that would require it to file Form(s) 1099? | | X |
| b | If "Yes," did or will the corporation file required Form(s) 1099? | | |
| 16 | During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock? | | X |
| 17 | During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction? | | X |
| 18 | Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million? | | X |
| 19 | During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code? | | X |
| 20 | Is the corporation operating on a cooperative basis? | | X |
| 21 | During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions | | X |
| | If "Yes," enter the total amount of the disallowed deductions $ | | |
| 22 | Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3)) | | X |
| | If "Yes," complete and attach Form 8991. | | |
| 23 | Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions | | X |
| 24 | Does the corporation satisfy one or more of the following? See instructions | | X |
| a | The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense. | | |
| b | The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $27 million and the corporation has business interest expense. | | |
| c | The corporation is a tax shelter and the corporation has business interest expense. | | |
| | If "Yes," complete and attach Form 8990. | | |
| 25 | Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund? | | X |
| | If "Yes," enter amount from Form 8996, line 15 $ | | |
| 26 | Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions | | X |
| | Percentage: By Vote Percentage: By Value | | |

Form 1120 (2022)  Climate Action Now  85-2342533  Page **6**

## Schedule L — Balance Sheets per Books

| Assets | Beginning of tax year (a) | (b) | End of tax year (c) | (d) |
|---|---|---|---|---|
| 1 Cash | | 38,218. | | 7,357. |
| 2a Trade notes and accounts receivable | 1,421. | | 101,960. | |
| b Less allowance for bad debts | ( ) | 1,421. | ( ) | 101,960. |
| 3 Inventories | | | | |
| 4 U.S. government obligations | | | | |
| 5 Tax-exempt securities (see instructions) | | | | |
| 6 Other current assets (attach statement) | | | | |
| 7 Loans to shareholders | | | | |
| 8 Mortgage and real estate loans | | | | |
| 9 Other investments (attach statement) | | | | |
| 10a Buildings and other depreciable assets | | | | |
| b Less accumulated depreciation | ( ) | | ( ) | |
| 11a Depletable assets | | | | |
| b Less accumulated depletion | ( ) | | ( ) | |
| 12 Land (net of any amortization) | | | | |
| 13a Intangible assets (amortizable only) | | | | |
| b Less accumulated amortization | ( ) | | ( ) | |
| 14 Other assets (attach statement) | | | | |
| 15 Total assets | | 39,639. | | 109,317. |
| **Liabilities and Shareholders' Equity** | | | | |
| 16 Accounts payable | | | | |
| 17 Mortgages, notes, bonds payable in less than 1 year | | | | |
| 18 Other current liabilities (attach stmt) See St 4 | | 41,907. | | 84,000. |
| 19 Loans from shareholders | | | | |
| 20 Mortgages, notes, bonds payable in 1 year or more | | 709,757. | | 709,757. |
| 21 Other liabilities (attach statement) | | | | |
| 22 Capital stock: a Preferred stock | | | | |
| b Common stock | | | | |
| 23 Additional paid-in capital | | | | |
| 24 Retained earnings — Approp (att stmt) | | | | |
| 25 Retained earnings — Unappropriated | | -712,025. | | -684,440. |
| 26 Adjmt to shareholders' equity (att stmt) | | | | |
| 27 Less cost of treasury stock | | ( ) | | ( ) |
| 28 Total liabilities and shareholders' equity | | 39,639. | | 109,317. |

## Schedule M-1 — Reconciliation of Income (Loss) per Books With Income per Return

**Note:** The corporation may be required to file Schedule M-3. See instructions.

| | | | | |
|---|---|---|---|---|
| 1 Net income (loss) per books | 27,585. | 7 Income recorded on books this year not included on this return (itemize): | | |
| 2 Federal income tax per books | | Tax-exempt interest $ _____ | | |
| 3 Excess of capital losses over capital gains | | See Stmt 6 _____ 1,000. | | |
| 4 Income subject to tax not recorded on books this year (itemize): _____ | | | 1,000. | |
| 5 Expenses recorded on books this year not deducted on this return (itemize): | | 8 Deductions on this return not charged against book income this year (itemize): | | |
| a Depreciation $ _____ | | a Depreciation $ _____ | | |
| b Charitable contributions $ _____ | | b Charitable contribns $ _____ | | |
| c Travel & entertainment $ _____ | | _____ | | |
| Statement 5 _____ 266. | | | | |
| | 266. | 9 Add lines 7 and 8 | 1,000. | |
| 6 Add lines 1 through 5 | 27,851. | 10 Income (page 1, line 28) — line 6 less line 9 | 26,851. | |

## Schedule M-2 — Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

| | | | |
|---|---|---|---|
| 1 Balance at beginning of year | -712,025. | 5 Distributions: a Cash | |
| 2 Net income (loss) per books | 27,585. | b Stock _____ c Property | |
| 3 Other increases (itemize): _____ | | 6 Other decreases (itemize): | |
| | | 7 Add lines 5 and 6 | |
| 4 Add lines 1, 2, and 3 | -684,440. | 8 Balance at end of year (line 4 less line 7) | -684,440. |

Form **1120** (2022)

| Form **3800** | **General Business Credit** | OMB No. 1545-0895 |
|---|---|---|
| | *Go to www.irs.gov/Form3800* **for instructions and the latest information.** | **2022** |
| Department of the Treasury<br>Internal Revenue Service | **You must attach all pages of Form 3800, pages 1, 2, and 3, to your tax return.** | Attachment<br>Sequence No. **22** |

| Name(s) shown on return | Identifying number |
|---|---|
| Climate Action Now | 85-2342533 |

**Part I** — **Current Year Credit for Credits Not Allowed Against Tentative Minimum Tax (TMT)**
(See instructions and complete Part(s) III before Parts I and II.)

| | | | |
|---|---|---|---:|
| 1 | General business credit from line 2 of all Parts III with box A checked............................ | **1** | |
| 2 | Passive activity credits from line 2 of all Parts III with box B checked......... **2** | | |
| 3 | Enter the applicable passive activity credits allowed for 2022. See instructions........................... | **3** | |
| 4 | Carryforward of general business credit to 2022. Enter the amount from line 2 of Part III with box C checked. See instructions for statement to attach........................................... | **4** | 38,401. |
| | Check this box if the carryforward was changed or revised from the original reported amount .......... ☐ | | |
| 5 | Carryback of general business credit from 2023. Enter the amount from line 2 of Part III with box D checked. See instructions................................................................ | **5** | |
| 6 | Add lines 1, 3, 4, and 5................................................................ | **6** | 38,401. |

**Part II** — **Allowable Credit**

| | | | |
|---|---|---|---:|
| 7 | Regular tax before credits:<br>• Individuals. Enter the sum of the amounts from Form 1040, 1040-SR, or 1040-NR, line 16, and Schedule 2 (Form 1040), line 2.<br>• Corporations. Enter the amount from Form 1120, Schedule J, Part I, line 2; or the applicable line of your return.<br>• Estates and trusts. Enter the sum of the amounts from Form 1041, Schedule G, lines 1a and 1b, plus any Form 8978 amount included on line 1d; or the amount from the applicable line of your return. | **7** | 1,128. |
| 8 | Alternative minimum tax:<br>• Individuals. Enter the amount from Form 6251, line 11.<br>• Corporations. Enter -0-.<br>• Estates and trusts. Enter the amount from Schedule I (Form 1041), line 54. | **8** | 0. |
| 9 | Add lines 7 and 8.................................................................... | **9** | 1,128. |
| 10a | Foreign tax credit........................................................ **10a** | | |
| b | Certain allowable credits (see instructions)................................. **10b** | | |
| c | Add lines 10a and 10b................................................................ | **10c** | |
| 11 | **Net income tax.** Subtract line 10c from line 9. If zero, skip lines 12 through 15 and enter -0- on line 16.... | **11** | 1,128. |
| 12 | **Net regular tax.** Subtract line 10c from line 7. If zero or less, enter -0-........ **12** 1,128. | | |
| 13 | Enter 25% (0.25) of the excess, if any, of line 12 over $25,000. See instructions................................................................ **13** | | |
| 14 | Tentative minimum tax:<br>• Individuals. Enter the amount from Form 6251, line 9.<br>• Corporations. Enter -0-.<br>• Estates and trusts. Enter the amount from Schedule I (Form 1041), line 52. **14** 0. | | |
| 15 | Enter the greater of line 13 or line 14................................................... | **15** | |
| 16 | Subtract line 15 from line 11. If zero or less, enter -0-......................................... | **16** | 1,128. |
| 17 | Enter the **smaller** of line 6 or line 16.................................................. | **17** | 1,128. |
| | **C corporations:** See the line 17 instructions if there has been an ownership change, acquisition, or reorganization. | | |

**BAA For Paperwork Reduction Act Notice, see separate instructions.**                      Form **3800** (2022)

FDIZ0513L  10/14/22

| Part II | Allowable Credit *(continued)* |
|---|---|

**Note:** If you are not required to report any amounts on line 22 or 24 below, skip lines 18 through 25 and enter -0- on line 26.

| | | | |
|---|---|---|---:|
| 18 | Multiply line 14 by 75% (0.75). See instructions | **18** | |
| 19 | Enter the greater of line 13 or line 18 | **19** | |
| 20 | Subtract line 19 from line 11. If zero or less, enter -0- | **20** | |
| 21 | Subtract line 17 from line 20. If zero or less, enter -0- | **21** | |
| 22 | Combine the amounts from line 3 of all Parts III with box A, C, or D checked | **22** | |
| 23 | Passive activity credit from line 3 of all Parts III with box B checked. **23** | | |
| 24 | Enter the applicable passive activity credit allowed for 2022. See instructions | **24** | |
| 25 | Add lines 22 and 24 | **25** | |
| 26 | Empowerment zone and renewal community employment credit allowed. Enter the smaller of line 21 or line 25 | **26** | 0. |
| 27 | Subtract line 13 from line 11. If zero or less, enter -0- | **27** | 1,128. |
| 28 | Add lines 17 and 26 | **28** | 1,128. |
| 29 | Subtract line 28 from line 27. If zero or less, enter -0- | **29** | 0. |
| 30 | Enter the general business credit from line 5 of all Parts III with box A checked | **30** | |
| 31 | Reserved | **31** | |
| 32 | Passive activity credits from line 5 of all Parts III with box B checked. **32** | | |
| 33 | Enter the applicable passive activity credits allowed for 2022. See instructions | **33** | |
| 34 | Carryforward of business credit to 2022. Enter the amount from line 5 of Part III with box C checked and line 6 of Part III with box G checked. See instructions for statement to attach | **34** | |
| | Check this box if the carryforward was changed or revised from the original reported amount ☐ | | |
| 35 | Carryback of business credit from 2023. Enter the amount from line 5 of Part III with box D checked. See instructions | **35** | |
| 36 | Add lines 30, 33, 34, and 35 | **36** | |
| 37 | Enter the **smaller** of line 29 or line 36 | **37** | |
| 38 | **Credit allowed for the current year.** Add lines 28 and 37. Report the amount from line 38 (if smaller than the sum of Part I, line 6, and Part II, lines 25 and 36, see instructions) as indicated below or on the applicable line of your return. <br>• Individuals. Schedule 3 (Form 1040), line 6. <br>• Corporations. Form 1120, Schedule J, Part I, line 5c. <br>• Estates and trusts. Form 1041, Schedule G, line 2b. | **38** | 1,128. |

FDIZ0513L  10/14/22

Form 3800 (2022)            Page **3**

| Name(s) shown on return | Identifying number |
|---|---|
| Climate Action Now | 85-2342533 |

## Part III    General Business Credits or Eligible Small Business Credits (see instructions)

Complete a separate Part III for each box checked below. See instructions.

**A** ☐ General Business Credit From a Non-Passive Activity      **E** ☐ Reserved

**B** ☐ General Business Credit From a Passive Activity      **F** ☐ Reserved

**C** ☒ General Business Credit Carryforwards      **G** ☐ Eligible Small Business Credit Carryforwards

**D** ☐ General Business Credit Carrybacks      **H** ☐ Reserved

**I** If you are filing more than one Part III with box A or B checked, complete and attach first an additional Part III combining amounts
from all Parts III with box A or B checked. Check here if this is the consolidated Part III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ☐

| | (a) Description of credit | | (b) Enter EIN if claiming the credit from a pass-through entity. | (c) Enter the appropriate amount. |
|---|---|---|---|---|
| | **Note:** On any line where the credit is from more than one source, a separate Part III is needed for each pass-through entity. | | | |
| **1a** | Investment (Form 3468, Part II only) (attach Form 3468) . . . . . . . . . . . . . . . . . . . . . . | **1a** | | |
| **b** | Advanced manufacturing production (Form 7207) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1b** | | |
| **c** | Increasing research activities (Form 6765) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1c** | | 38,401. |
| **d** | Low-income housing (carryforward only) (see instructions) . . . . . . . . . . . . . . . . . . . . . | **1d** | | |
| **e** | Disabled access (Form 8826)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1e** | | |
| **f** | Renewable electricity production (Form 8835) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1f** | | |
| **g** | Indian employment (Form 8845) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1g** | | |
| **h** | Orphan drug (Form 8820) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1h** | | |
| **i** | New markets (Form 8874) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1i** | | |
| **j** | Small employer pension plan startup costs and auto-enrollment (Form 8881) . . . . . | **1j** | | |
| **k** | Employer-provided child care facilities and services (Form 8882)* . . . . . . . . . . . . . . . | **1k** | | |
| **l** | Biodiesel, renewable diesel, or sustainable aviation fuel (attach Form 8864) . . . . . . . | **1l** | | |
| **m** | Low sulfur diesel fuel production (Form 8896) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1m** | | |
| **n** | Distilled spirits (Form 8906) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1n** | | |
| **o** | Nonconventional source fuel (carryforward only) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1o** | | |
| **p** | Energy efficient home (Form 8908) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1p** | | |
| **q** | Energy efficient appliance (carryforward only) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1q** | | |
| **r** | Alternative motor vehicle (Form 8910) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1r** | | |
| **s** | Alternative fuel vehicle refueling property (Form 8911) . . . . . . . . . . . . . . . . . . . . . . . . | **1s** | | |
| **t** | Enhanced oil recovery credit (Form 8830) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1t** | | |
| **u** | Mine rescue team training (Form 8923) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1u** | | |
| **v** | Agricultural chemicals security (carryforward only) . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1v** | | |
| **w** | Employer differential wage payments (Form 8932) . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1w** | | |
| **x** | Carbon oxide sequestration (Form 8933) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1x** | | |
| **y** | Qualified plug-in electric drive motor vehicle (Form 8936) . . . . . . . . . . . . . . . . . . . . . | **1y** | | |
| **z** | Qualified plug-in electric vehicle (carryforward only) . . . . . . . . . . . . . . . . . . . . . . . . . | **1z** | | |
| **aa** | Employee retention (Form 5884-A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **1aa** | | |
| **bb** | General credits from an electing large partnership (carryforward only) . . . . . . . . . . . | **1bb** | | |
| **zz** | Other. Oil and gas production from marginal wells (Form 8904) and certain other credits (see instrs) . . | **1zz** | | |
| **2** | Add lines 1a through 1zz and enter here and on the applicable line of Part I . . . . . . | **2** | | 38,401. |
| **3** | Enter the amount from Form 8844 here and on the applicable line of Part II . . . . . . | **3** | | |
| **4a** | Investment (Form 3468, Part III) (attach Form 3468) . . . . . . . . . . . . . . . . . . . . . . . . . . | **4a** | | |
| **b** | Work opportunity (Form 5884) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **4b** | | |
| **c** | Biofuel producer (Form 6478) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **4c** | | |
| **d** | Low-income housing (Form 8586) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **4d** | | |
| **e** | Renewable electricity production (Form 8835) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **4e** | | |
| **f** | Employer social security and Medicare taxes paid on certain employee tips (Form 8846) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **4f** | | |
| **g** | Qualified railroad track maintenance (Form 8900) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **4g** | | |
| **h** | Small employer health insurance premiums (Form 8941) . . . . . . . . . . . . . . . . . . . . . . | **4h** | | |
| **i** | Increasing research activities (Form 6765) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **4i** | | |
| **j** | Employer credit for paid family and medical leave (Form 8994) . . . . . . . . . . . . . . . . . | **4j** | | |
| **z** | Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **4z** | | |
| **5** | Add lines 4a through 4z and enter here and on the applicable line of Part II . . . . . . | **5** | | |
| **6** | Add lines 2, 3, and 5 and enter here and on the applicable line of Part II . . . . . . . . | **6** | | 38,401. |

\* See instructions for limitation on this credit.      FDIZ0503L   11/28/22      Form **3800** (2022)

| SCHEDULE G<br>(Form 1120)<br>(Rev December 2011)<br>Department of the Treasury<br>Internal Revenue Service | Information on Certain Persons Owning the<br>Corporation's Voting Stock<br>► **Attach to Form 1120.**<br>► **See instructions.** | OMB No. 1545-0123 |
|---|---|---|

| Name | Employer identification number (EIN) |
|---|---|
| Climate Action Now | 85-2342533 |

**Part I**    **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a).
Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

| (i) Name of Entity | (ii) Employer Identification Number (if any) | (iii) Type of Entity | (iv) Country of Organization | (v) Percentage Owned in Voting Stock |
|---|---|---|---|---|
|  |  |  |  |  |
|  |  |  |  |  |
|  |  |  |  |  |
|  |  |  |  |  |
|  |  |  |  |  |
|  |  |  |  |  |
|  |  |  |  |  |
|  |  |  |  |  |
|  |  |  |  |  |

**Part II**    **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b).
Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

| (i) Name of Individual or Estate | (ii) Identifying Number (if any) | (iii) Country of Citizenship (see instructions) | (iv) Percentage Owned in Voting Stock |
|---|---|---|---|
| Brett Walter | 543-66-8552 | United States | 74.00% |
|  |  |  |  |
|  |  |  |  |
|  |  |  |  |
|  |  |  |  |
|  |  |  |  |
|  |  |  |  |
|  |  |  |  |

| BAA    **For Paperwork Reduction Act Notice, see the Instructions for Form 1120.** | CPCA1901L 06/02/11 | Schedule G (Form 1120) (Rev 12-2011) |
|---|---|---|

**Statement 1**
**Form 1120, Line 17**
**Taxes and Licenses**

| | | |
|---|---|---|
| Payroll Taxes | $ | 34,786. |
| State Tax | | 1,600. |
| Total | $ | 36,386. |

**Statement 2**
**Form 1120, Line 26**
**Other Deductions**

| | | |
|---|---|---|
| Bank Charges | $ | 85. |
| Dues & Subscriptions | | 225. |
| Legal and Professional | | 8,907. |
| Outside Services | | 240. |
| Payroll Fees | | 7,983. |
| Supplies | | 274. |
| Total | $ | 17,714. |

**Statement 3**
**Form 1120, Line 29a**
**Net Operating Loss Deduction**

| | | |
|---|---|---|
| Carryover Generated From Year End 12/31/20 | $ 252,636. | |
| Available for Carryover to 2022 | | 252,636. |
| Carryover Generated From Year End 12/31/21 | $ 459,389. | |
| Available for Carryover to 2022 | | 459,389. |
| Net Operating Losses Available in 2022 | $ | 712,025. |
| Taxable Income | | 26,851. |

Net Operating Loss Deduction for Post-2017 Losses (limited to
    80% of the excess of TI determined without any NOL deduction,
    Sec. 199A deduction, or Sec. 250 deduction, over any
    pre-2018 NOL carryovers) ............................................................... 21,481.

Total Net Operating Loss Deduction ................................................. 21,481.

**Statement 4**
**Form 1120, Schedule L, Line 18**
**Other Current Liabilities**

| | Beginning | | Ending |
|---|---|---|---|
| 401K payable | $ 825. | $ | 532. |
| Accrued Interest | 40,882. | | 83,468. |
| ST Liability | 200. | | 0. |
| Total | $ 41,907. | $ | 84,000. |

**Statement 5**
**Form 1120, Schedule M-1, Line 5**
**Book Expenses Not Deducted**

| | | |
|---|---|---|
| Penalties............................................................................... | $ | 266. |
| Total | $ | 266. |

**Statement 6**
**Form 1120, Schedule M-1, Line 7**
**Book Income Not on Return**

| | | |
|---|---|---|
| Donation................................................................................ | $ | 1,000. |
| Total | $ | 1,000. |